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                                                                    Exhibit b(1)

                                    Bank One, NA
                                    153 West 51st Street
                                    New York, NY 10019


                                    May 18, 2000


Welch Allyn, Inc.
4341 State Street Road
Skaneateles Falls, NY 13153-0050

Attention:  Kevin E. Cahill, Vice President Finance & CFO

Ladies and Gentlemen:

     Bank One, NA (the "Lender") is pleased to agree, subject to the terms and conditions of this letter agreement, to make a term loan (the "Term Loan") to Welch Allyn, Inc., a New York corporation (the "Borrower") in the aggregate principal amount of $40,000,000, which Term Loan will be made in a single advance on or prior to May 23, 2000 and would mature on the earlier of (i) July 31, 2000 and (ii) the date on which the Borrower incurs indebtedness for borrowed money (other than pursuant to this letter agreement or the Note (as hereinafter defined)) in excess of $10,000,000 (such earlier date being herein called the "Maturity Date").

     (a) The Term Loan will be evidenced and governed by the Lender's standard form of master note (the "Note"), a copy of which is attached hereto. The Borrower may from time to time in accordance with the terms and conditions of this letter agreement and the Note request that the Term Loan or portions thereof bear interest at either of the following interest rate options:

     (i) a rate equal to the prime rate of interest announced from time to time by the Lender' or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as the prime rate changes, with interest payable on the last day of each month, on the Maturity Date, and on demand thereafter (the portion of the Term Loan bearing interest at the prime rate being referred to herein as a "Floating Rate Loan"); or

     (ii) subject to availability and for an interest period to be agreed upon, at such fixed rate as the Borrower and the Lender may mutually agree upon from time to time (the portion of the Term Loan bearing interest at a fixed rate being referred to herein as a "Fixed Rate Loan").

     (b) It is understood and agreed that any portion of the Term Loan that is prepaid may not be reborrowed. No interest period or maturity of any Fixed Rate Loan hereunder shall extend beyond the Maturity Date. Interest and fees will be computed on the basis of actual days elapsed
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on a 360-day year basis.

     (c) The Borrower will pay the Lender a non-refundable upfront fee in the amount of $25,000, such fee to be payable on the date the Term Loan is funded and to be applied toward payment of the arrangement fee required to be paid pursuant to that certain fee letter dated May 18, 2000 from the Lender and Banc One Capital Markets, Inc. to the Borrower.

     (d) The Borrower will use the proceeds of the Term Loan for general corporate purposes.

     (e) Prior to the date on which the Term Loan shall be made, the Borrower will provide the Lender with an appropriate corporate resolution, an incumbency certificate and an opinion of counsel, in each case in form and substance satisfactory to the Lender.

     (f) The Borrower will at all times maintain consolidated stockholders' equity (calculated for the Borrower and its Subsidiaries (as hereinafter defined) on a consolidated basis in accordance with generally accepted accounting principles) of not less than $188,000,000.

     (g) The Lender shall have no obligation to make the Term Loan hereunder (and the Term Loan and all accrued and unpaid interest thereon may, at the option of the Lender, be declared immediately due and payable without notice) if: (i) there is any failure by the Borrower to pay any principal, interest, fees or other obligations when due under this letter agreement, the Note or any other agreement or arrangement with the Lender, (ii) there exists any default under the Note or any violation or failure to comply with any provision of this letter agreement or the Note, (iii) there occurs any material adverse change in the condition or results of operations of the Borrower and its Subsidiaries, taken as a whole, since the date of the quarterly financial statements most recently delivered to the Lender prior to the date of this letter agreement,
(iv) any litigation is pending or threatened against the Borrower or any Subsidiary which might have a material adverse effect on the financial condition or results of operations of the Borrower and its Subsidiaries, taken as a whole,
(v) the Borrower or any Subsidiary shall fail to pay when due any indebtedness in excess of $5,000,000 (including but not limited to indebtedness for borrowed money), or any such indebtedness shall become due and payable, or shall be capable of becoming due and payable at the option of any holder thereof, by acceleration of its maturity, in each case, as the result of any default by the Borrower or any Subsidiary under any agreement relating to such indebtedness,
(vi) any petition is filed by or against the Borrower or any Subsidiary under the Federal Bankruptcy Code or similar state law, or (vii) the Borrower or any Subsidiary becomes insolvent, howsoever evidenced. "Subsidiary" means (i) any corporation if more than 50% of the outstanding securities having ordinary voting power owned or controlled, directly or indirectly, by the Borrower or by one or more of its Subsidiaries, or (ii) any partnership, association, joint venture or similar business organization if more than 50% of the ownership interests having ordinary voting power are so owned or controlled; provided that, for purposes hereof, Kreativ, Incorporated shall not be deemed to be a Subsidiary. The Lender may require a certificate of compliance with these conditions from the Borrower's Chief Financial Officer or Treasurer as a condition to making the Term Loan hereunder.
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     (h) The Lender may make assignments and sell participations in the Term
Loan (or any portion thereof), and may disclose information pertaining to the Borrower to prospective assignees and participants. Any such assignment may be made only with the Borrower's consent (which consent will not unreasonably be withheld).

     (i) This letter agreement shall be effective as of the date first above written when the Borrower has signed and returned to the Lender a copy of this letter agreement.
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     (i) THIS LETTER AGREEMENT AND THE NOTE SHALL BE GOVERNED BY THE INTERNAL
LAWS OF THE STATE OF ILLINOIS. BOTH PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN THE EVENT THIS LETTER AGREEMENT OR THE NOTE BECOMES THE SUBJECT OF A DISPUTE.


                                   Very truly yours,

                                   BANK, ONE, NA



                                   By: /s/ Jeffrey Lubatkin
                                       ---------------------------
                                   Title: Vice President



Accepted and Agreed:

WELCH ALLYN, INC.



By:     /s/   Kevin E. Cahill
        ----------------------------
Title:  Vice President, Finance and Chief Financial Officer